UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notifica________________________________________________________________________

PART I -- REGISTRANT INFORMATION

PURA NATURALS, INC.
Full name of registrant:

Former name if applicable:

23101 Lake Center Drive, Suite 100
Address of principal executive office (Street and number):

Lake Forest, CA 92630
City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pura Naturals, Inc. (the "Company") was unable to file its Quarterly Report on Form 10-Q ("Form 10-Q") for the period ended March 31, 2018 on a timely basis without unreasonable effort or expense because the Company needs additional time to compile certain information that could have an impact on its financial statements and related disclosures to be included in the Form 10-Q. The Company anticipates that it will file the Form 10-Q no later than the fifth calendar day following the prescribed filing date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Doherty	(855)	326-8537
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

General and administrative expense for the three months ended March 31, 2018 is expected to be $779,543 compared to $514,788 for the three months ended March 31, 2017. Interest expense is expected to be $312,810 for the three months ended March 31, 2018 compared to $98,911 for the three months ended March 31, 2017. Net loss for the three months ended March 31, 2018 is expected to be $2,431,302 compared to net loss of $618,967 for the three months ended March 31, 2017.

Cautionary Note on Forward-Looking Statements

This notification contains or may contain, among other things, certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve significant risks and uncertainties.  Such statements may include, without limitation, statements with respect to the Company's plans, objectives, projections, expectations and intentions and other statements identified by words such as "projects," "may," "could,"  "would," "should," "believes," "expects," "anticipates," "estimates," "intends," "plans" or similar expressions. These statements are based upon the current beliefs and expectations of the Company's management and are subject to significant risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission.  Actual results may differ significantly from those set forth in the forward-looking statements.  These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company's control).  The Company does not intend to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

  PURA NATUALS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2018	By	/s/ Robert Doherty
Robert Doherty
Chief Executive Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).